UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

INCORPORATION BY REFERENCE

This current report and the exhibits hereto are incorporated by reference in our registration statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 27, 2026 (File No. 333-296270), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Exhibit Number	Exhibit Title

1.1	Underwriting Agreement, dated May 28, 2026, by and among BBB Foods Inc., the underwriters listed on Schedule 1 thereto and the selling shareholders listed on Schedule 2 thereto
5.1	Opinion of Conyers Dill & Pearman, British Virgin Islands legal counsel of BBB Foods Inc.
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2026

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer